Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three and six months ended June 30, 2024, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 6, 2024.

Business Overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative diseases towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in Alzheimer’s disease (AD) with our partners; (ii) expand our strategic focus on Parkinson’ disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications; and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing numerous therapeutic and diagnostic programs, including one in a Phase 3 clinical trial and three in Phase 2 clinical trials, targeting five different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment of neurodegenerative diseases by shifting the paradigm towards Precision Medicine and disease prevention.

Our clinical-stage product candidates include:

●	ACI-24.060 for AD and for AD in DS. ACI-24.060 is an enhanced formulation of an earlier version of ACI-24 which incorporates Abeta-unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathologic Abeta. ACI-24.060 is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and amyloid plaque reduction is being assessed using Abeta-PET imaging.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and in adults with Down Syndrome (DS). The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023.

As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.9) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.

●	ACI-7104.056. ACI-7104.056, the optimized formulation of the clinically-validated PD anti-a-syn active immunotherapy PD01A, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient, and enrollment of cohort 1 was completed in December 2023, with 16 patients randomized. No safety concerns have been reported to date.
●	ACI-35.030 (JNJ-64042056). AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low- and mid-doses but not between the mid- and high-doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high-dose.

In addition to ACI-35.030, an exploratory alternative anti-pTau active immunotherapy candidate, JACI-35.054, was also evaluated in the same Phase 1b/2a trial. It generated a more varied antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the second injection (at week 10) at the 2 tested doses. While there was no apparent dose-effect between the 2 tested doses, a higher variability of titers was observed at the low dose. A boosting effect was seen against both pathological Tau and non-phosphorylated Tau species from the 2nd injection. For JACI-35.054, there was a lower extent of specific antibody response against pathological Tau species compared to non-phosphorylated Tau as observed with ACI-35.030. Both ACI-35.030 and JACI-35.054 showed good safety and tolerability profiles. The majority of adverse events (AEs) were of mild intensity. No deaths were reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were the most frequently reported AEs in actively treated subjects. Serious adverse events (SAEs) observed in subjects treated with ACI-35.030 did not appear to have any particular relationship to the dose.

Consequently, ACI-35.030, targeting pathological phosphorylated Tau (pTau), is being advanced and will be assessed in subjects with preclinical (i.e., pre-symptomatic) AD in a Phase 2b study in which the first patient will be dosed imminently. The trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim analyses potentially allowing for acceleration towards a regulatory filing. AC Immune’s ACI-35.030 was granted Fast Track designation from the FDA, for the treatment of AD in July 2024.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging (LMI). We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023.
●	ACI-12589. Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative disease and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data were published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15196 were initiated in Q1 2024 with the regulatory submission planned in Q4 2024.
●	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan Tauopathies. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau.
●	Semorinemab. Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. As announced on January 22, 2024, the development of semorinemab in the collaboration agreement with Genentech, a member of the Roche Group, was terminated. This termination became effective in April 2024. Semorinemab has been studied in two Phase 2 studies: Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met; and Lauriet in mild-to-moderate AD. In Lauriet, a strongly positive and highly statistically significant effect was seen on ADAS-Cog11 (one of two co-primary endpoints) plus statistically significant effects on several key biomarkers, including total Tau and pTau217 in CSF and plasma. The second co-primary endpoint, ADCS-ADL, and the secondary efficacy endpoints did not reach significance. Final open label extension results from the Lauriet trial will be reviewed when they become available and are received in full by AC Immune. The Company will then carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
●	Crenezumab. Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. As announced on January 22, 2024, the development of crenezumab in the collaboration agreement with Genentech, a member of the Roche Group, was terminated. This termination became effective in April 2024. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower incidence of side effects known as ARIA (Amyloid-Related Imaging Abnormalities). The investigational medicine has demonstrated excellent safety (e.g. less than 1% of ARIA-E cases in the Phase 3 studies; Ostrowitzki et al., JAMA Neurology, 2022) and encouraging efficacy signals while undergoing extensive Phase 2 clinical testing. While the Colombian autosomal-dominant AD prevention trial was not sufficiently powered to show significant cognitive benefits, crenezumab was proven to be safe with numeric trends on the primary and vast majority of secondary and exploratory endpoints in its favor. The lessons from this study provided useful insights regarding the desired anti-amyloid immunotherapy profile and designs for prevention trials. AC Immune will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.

Interim 2024 Company Highlights

●	AC Immune and Takeda signed an exclusive option and license agreement for AC Immune’s active immunotherapies targeting Abeta, including ACI-24.060 for AD. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and, if all related milestones are achieved over the course of the agreement, is eligible to receive payments of up to approximately USD 2.1 (CHF 1.9) billion including an option exercise fee and additional potential development, commercial and sales-based milestones. Upon commercialization, AC Immune will be entitled to receive tiered double-digit royalties on worldwide net sales.
●	Enrolment in the ACI-24.060 ABATE Phase 2 AD trial continues.
●	We also completed the regulatory toxicology studies for the anti-TDP-43 monoclonal antibody candidate in Q2 which will enable us to proceed with IND filing.
●	Our targeted NLRP3 inhibitor candidates continue to show excellent promise in preclinical results featured at the AD/PD™ 2024 conference:
o	ACI-19764 is a brain penetrant small molecule in preclinical development that directly binds and inhibits NLRP3. Its activity in vitro and in vivo was demonstrated in two models of neuroinflammation. In addition, ACI-19764 demonstrated an excellent safety profile and optimal exposure for sustained NLRP3 inhibition in the brain.
o	AC Immune intends to file an IND from the NLRP3 program in the near future.
●	AC Immune’s preclinical programs were featured in multiple presentations at the Alzheimer’s Association International Conference (AAIC) 2024:
o	A new class of neurodegenerative disease-fighting drugs: morADC (Morphomer®- antibody drug conjugates), presented by Madiha Derouazi (Chief Scientific Officer, AC Immune), featured data from AC Immune’s proprietary morADC platform. Results demonstrated the ability of morADCs to penetrate the blood brain barrier in vivo and produce potent catalytic activity in vitro compared to the parental monoclonal antibody or small molecule alone.
o	Active immunotherapy, ACI-24.060, induces anti-Abeta antibodies with binding profiles mirroring clinically validated monoclonal antibodies, presented by Emma Fiorini (AC Immune), featured results from non-human primates demonstrating that ACI-24.060 induced antibody responses in a similar range of levels of donanemab and lecanemab and with preferential oligomeric Abeta binding as compared to monomeric Abeta.
o	Discovery and preclinical development of [18F]ACI-19626, a first-in-class TDP-43 PET tracer, presented by Tamara Seredenina (AC Immune), described the selection of [18F]ACI-19626 for evaluation as a potential PET tracer for detection and monitoring progression of TDP-43 aggregates based on its favorable affinity, selectivity and pharmacokinetic properties.
●	Board and Management Share Purchases: Members of the Board of Directors and certain members of executive management purchased shares in AC Immune SA during Q2 2024, following the announcement of the exclusive option and license agreement with Takeda for ACI-24.060. As a foreign private issuer (FPI), individual shareholdings will be disclosed in the Annual Report on Form 20-F.

Results of Operations

Comparison of the three and six months ended June 30, 2024 and 2023

Contract revenues

The Company generated CHF 0.7 million in contract revenues for the three months ended June 30, 2024, compared to nil in the comparable prior period. This represents an increase of CHF 0.7 million. The following table summarizes our contact revenues during the three months ended June 30, 2024 and 2023:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023
Takeda	687	—
Total contract revenue	687	—

For the three months ended June 30, 2024, the increase of CHF 0.7 million compared with the prior period is due to the efforts made under the agreement with Takeda.

For the six months ended June 30, 2024, the Company generated CHF 0.7 million in contract revenues compared to nil in the comparable period. This represents an increase of CHF 0.7 million. The following table summarizes our contact revenues during the six months ended June 30, 2024 and 2023:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023
Takeda	687	—
Total contract revenue	687	—

For the six months ended June 30, 2024, the increase of CHF 0.7 million compared with the prior period is due to the efforts made under the agreement with Takeda.

Research and development expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration agreements have different arrangements to share costs for the development of our product candidates.

We have completed our co-development costs with Janssen for the Phase 1b/2a studies for our active immunotherapy, ACI-35.030 and JACI-35.054. AC Immune and Janssen will jointly share research and development costs for the first Phase 2b, however, AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for clinical development, manufacturing and commercialization.

We intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as through investments in our diagnostic programs.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer Tau program. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) expansion in PD and non-AD neurodegenerative diseases, including NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the three months ended June 30, 2024, R&D expenses totaled CHF 17.1 million compared with CHF 13.7 million for the comparable period in 2023. This represents an increase of CHF 3.4 million. The following table presents the R&D expenses during the three months ended June 30, 2024 and 2023:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Discovery and preclinical expenses	2,743	2,283	460
Clinical expenses	5,884	3,159	2,725
Group function expenses	586	317	269
Total direct R&D expenses	9,213	5,759	3,454
Payroll expenses	5,035	5,077	(42)
Share-based compensation	608	559	49
Other non-allocated	2,282	2,287	(5)
Total R&D expenses	17,138	13,682	3,456

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Operating expenses[1]	11,495	8,046	3,449
Salaries and related costs[2]	5,643	5,636	7
Total R&D expenses	17,138	13,682	3,456

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended June 30, 2024:

Discovery and preclinical expenses increased by CHF 0.5 million, primarily due to:

●	an increase in ACI-24.060 of CHF 0.3 million due to ongoing preclinical activities, which had not started in the prior comparative period.

Clinical expenses increased by CHF 2.7 million, primarily due to:

●	an increase of CHF 1.4 million attributed to the ramp-up of activities for our Phase 2 VacSYn study evaluating ACI-7104.056 in early PD and CHF 1.3 million in our ACI-24.060 active immunotherapy for expansion of the ABATE study.

The variances in Group function expenses are related to regulatory and quality assurance, and intellectual property costs.

Other non-allocated expenses are related to infrastructure and functional expenses not allocated to direct R&D expenses.

For the six months ended June 30, 2024, R&D expenses totaled CHF 32.3 million compared with CHF 27.6 million for the comparable period in 2023. This represents an increase of CHF 4.7 million. The following table presents the R&D expenses during the six months ended June 30, 2024 and 2023:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Discovery and preclinical expenses	4,980	4,756	224
Clinical expenses	10,583	5,898	4,685
Group function expenses	948	785	163
Total direct R&D expenses	16,511	11,439	5,072
Payroll expenses	10,163	9,973	190
Share-based compensation	1,247	1,217	30
Other non-allocated	4,382	4,926	(544)
Total R&D expenses	32,303	27,555	4,748

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Operating expenses[1]	20,893	16,365	4,528
Salaries and related costs[2]	11,410	11,190	220
Total R&D expenses	32,303	27,555	4,748

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the six months ended June 30, 2024:

Clinical expenses increased by CHF 4.7 million, primarily due to:

●	an increase of CHF 3.0 million in our ACI-24.060 active immunotherapy for expansion of the ABATE study and CHF 1.7 million attributed to the ramp-up of activities for our Phase 2 VacSYn study evaluating ACI-7104.056 in early PD.

The variances in Group function expenses are related to regulatory and quality assurance, and intellectual property costs.

Other non-allocated expenses are related to infrastructure and functional expenses not allocated to direct R&D expenses.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended June 30, 2024, general and administrative expenses totaled CHF 4.6 million compared with CHF 3.7 million for the comparable period in 2023. This represents an increase of CHF 0.9 million. The following table presents the general and administrative expenses during the three months ended June 30, 2024 and 2023:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Operating expenses[1]	1,462	993	469
Salaries and related costs[2]	3,089	2,688	401
Total general and administrative expenses	4,551	3,681	870

[1]	Includes depreciation expense

[2]	Includes share-based compensation expense

For the three months ended June 30, 2024, this increase is primarily due to:

●	an increase of CHF 0.5 million in operating expenses, predominantly due to a rise of CHF 0.4 million in legal fees related to business development and licensing activities.
●	an increase of CHF 0.4 million in salaries and related costs, largely attributable to the higher expenses from equity awards granted in 2024, which have a higher fair value.

For the six months ended June 30, 2024, general and administrative expenses totaled CHF 9.5 million compared with CHF 7.8 million for the comparable period in 2023. This represents an increase of CHF 1.7 million. The following table presents the general and administrative expenses during the six months ended June 30, 2024 and 2023:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Operating expenses[1]	3,377	2,271	1,106
Salaries and related costs[2]	6,145	5,516	629
Total general and administrative expenses	9,522	7,787	1,735

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the six months ended June 30, 2024, this increase is primarily due to:

●	an increase of CHF 1.1 million in operating expenses, predominantly due to a rise of CHF 0.9 million in legal fees related to business development and licensing activities.
●	an increase of CHF 0.6 million in salaries and related costs, largely attributable to the higher expenses from equity awards granted in 2024, which have a higher fair value.

Other operating income/(expense), net

Other operating income/(expense), net consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended June 30, 2024, other operating income/(expense), net totaled less than CHF 0.1 million compared with CHF 0.3 million for the comparable period in 2023. This represents a decrease of CHF 0.3 million. The following table presents the other operating income/(expense), net during the three months ended June 30, 2024 and 2023:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Other operating income/(expense), net	41	317	(276)
Total other operating income/(expense), net	41	317	(276)

For the three months ended June 30, 2024, the decrease of CHF 0.3 million in grant income primarily resulted from activities related to our MJFF awards that were completed prior to the start of the current period.

For the six months ended June 30, 2024, other operating income/(expense), net totaled CHF 0.1 million compared with CHF 0.7 million for the comparable period in 2023. This represents a decrease of CHF 0.6 million. The following table presents the other operating income/(expense), net during the six months ended June 30, 2024 and 2023:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Other operating income/(expense), net	109	725	(616)
Total other operating income/(expense), net	109	725	(616)

For the six months ended June 30, 2024, the decrease of CHF 0.6 million in grant income primarily resulted from activities related to our MJFF awards that were completed prior to the start of the current period.

Finance result, net

For the three months ended June 30, 2024, net finance result was a CHF 1.8 million loss compared with a CHF 0.2 million gain for the comparable period in 2023. This represents a decrease of CHF 2.0 million. The following table presents the net finance result during the three months ended June 30, 2024 and 2023:

	For the Three Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Financial income	739	259	480
Financial expense	(34)	(27)	(7)
Exchange differences, net	(2,504)	(16)	(2,488)
Finance result, net	(1,799)	216	(2,015)

For the three months ended June 30, 2024, the change in net finance result of CHF 2.0 million primarily related to:

●	a loss of CHF 2.5 million explained by unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar.

This was partially offset by:

●	an increase of CHF 0.5 million in financial income due to higher interest received on net investments in short-term financial assets, attributed to more deposits in 2024 compared to the prior period.

For the six months ended June 30, 2024, net finance result was a CHF 0.4 million gain compared with a CHF 0.3 million gain for the comparable period in 2023. This represents an increase of CHF 0.1 million. The following table presents the net finance result during the six months ended June 30, 2024 and 2023:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Financial income	1,368	468	900
Financial expense	(70)	(124)	54
Exchange differences, net	(891)	(67)	(824)
Finance result, net	407	277	130

For the six months ended June 30, 2024, the increase of CHF 0.1 million in finance result, net primarily related to:

●	an increase of CHF 0.9 million in financial income due to higher interest received on net investments in short-term financial assets, attributed to more deposits in 2024 compared to the prior period.

This was partially offset by:

●	a loss of CHF 0.9 million explained by unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar.

Liquidity and Capital Resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of June 30, 2024, we had cash and cash equivalents of CHF 51.6 million and short-term financial assets of CHF 123.6 million for a total liquidity balance of CHF 175.2 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur substantial expenses in connection with our product candidates in various stages of clinical development. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of a Phase 2b clinical study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b, however AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. We intend to increase our R&D costs associated with the advancement of the active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through clinical development, as well as through investments in our diagnostic programs.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (Sale Agreement) with Jefferies LLC (Jefferies), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 72.7) million through Jefferies acting as our sales agent. We first replaced this Sale Agreement in Q2 2021 to continue the ATM program and have subsequently replaced this Sale Agreement on August 6, 2024 to continue the ATM program under a new Registration Statement on Form F-3. Under each new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2024	2023	Change
Net cash provided by/(used in):
Operating activities	74,051	(30,917)	104,968
Investing activities	(99,377)	37,645	(137,022)
Financing activities	(750)	1,774	(2,524)
Net increase/(decrease) in cash and cash equivalents	(26,076)	8,502	(34,578)

Operating activities

Net cash provided by operating activities was CHF 74.1 million for the six months ended June 30, 2024, compared with net cash used in operating activities of CHF 30.9 million for the six months ended June 30, 2023. The change in cash provided by operating activities for the six months ended June 30, 2024 was due to (i) the Company’s reporting a net loss of CHF 40.6 million for the period, compared with a net loss of CHF 34.3 million for the same period in 2023, (ii) an increase of CHF 91.6 million in deferred contract revenue, resulting from the receipt of the upfront payment from our agreement with Takeda and (iii) the receipt of the CHF 14.8 million milestone payment from Janssen for the commencement of first Phase 2b clinical study.

Investing activities

Net cash used in investing activities was CHF 99.4 million for the six months ended June 30, 2024, compared with net cash provided by investing activities of CHF 37.6 million for the six months ended June 30, 2023. A net amount of CHF 99.0 million in short-term financial assets was invested in the current period compared to a net maturation of CHF 38.0 million in the comparable prior period.

Financing activities

Net cash used in financing activities was CHF 0.8 million for the six months ended June 30, 2024, compared with net cash provided by financing activities of CHF 1.8 million for the six months ended June 30, 2023. The change of CHF 2.6 million is primarily related to CHF 2.1 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs in the prior period compared to CHF 0.1 million in the current period. Additionally, in 2024, the Company paid CHF 0.5 million in transaction costs and stamp duty associated with the public offerings of common shares that had been previously accrued.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of June 30, 2024, we had cash and cash equivalents of CHF 51.6 million and short-term financial assets of CHF 123.6 million, resulting in CHF 175.2 million of liquidity. The increase of CHF 72.1 million relative to December 31, 2023 was predominantly related to the receipt of the upfront payment of USD 100.0 (CHF 92.3) million from Takeda as part of the option and license agreement for ACI-24.060 and the CHF 14.8 million milestone payment from Janssen for the commencement of first Phase 2b clinical study of ACI-35.030.This was partially offset by R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. We believe that our existing capital resources, along with the assumed potential milestone payment of CHF 24.6 million related to achieving a non-disclosed enrollment target for our ACI-35.030, and no other milestones, will be sufficient to meet our projected operating requirements for three years. There can be no certainty as to the exact timing of future milestone payments (including option exercise fees), or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached or the option being exercised.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

●	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
●	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;
●	The cost, timing and outcomes of regulatory approvals;
●	The costs and timing of establishing sales, marketing and distribution capabilities;
●	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
●	The emergence of competing technologies or other adverse market developments; and
●	The potential cost and timing of managing, protecting, defending, and enforcing our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the three and six months ended June 30, 2024, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.